SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Cedar Fair, L.P.
(Name of Issuer)

Units Representing Limited Partner Interests
(Title of Class of Securities)

150185106
(Cusip Number)

Brandon Teague
301 Commerce Street, Suite 3200
Fort Worth, Texas 76102
(817) 332-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of units reported herein is 10,021,418, which constitutes approximately 18.1% of the total number of units outstanding.  All ownership percentages set forth herein assume that there are 55,333,989 units outstanding.

1.     Name of Reporting Person:

           Q Funding III, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  3,683,325
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  3,683,325
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           3,683,325

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 6.7%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Q4 Funding, L.P.

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /

            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: Texas

                         7.     Sole Voting Power:  2,687,276
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  2,687,276
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           2,687,276

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 4.9%

14.     Type of Reporting Person: PN

1.     Name of Reporting Person:

           Geoffrey Raynor

2.     Check the Appropriate Box if a Member of a Group:

            (a) /   /
            (b) / X /

3.     SEC Use Only

4.     Source of Funds: OO (See Item 3)

5.     Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

          /   /

6.     Citizenship or Place of Organization: United States

                         7.     Sole Voting Power:  10,021,418 (1)
Number of
Shares
Beneficially      8.     Shared Voting Power:  -0-
Owned By
Each
Reporting         9.     Sole Dispositive Power:  10,021,418 (1)
Person
With
                        10.     Shared Dispositive Power:  -0-

11.     Aggregate Amount Beneficially Owned by Each Reporting Person:

           10,021,418 (1)

12.     Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

            /   /

13.     Percent of Class Represented by Amount in Row (11): 18.1%

14.     Type of Reporting Person: IN
--------------------
(1) Solely in his position as control person of J Alfred Onshore, LLC, the general partner of Prufrock Onshore, L.P., the general partner of Q Funding III, L.P. with respect to 3,683,325 Units. Solely in his position as control person of Excalibur Domestic, LLC, the general partner of Star Spangled Sprockets, L.P., the general partner of Q4 Funding, L.P. with respect to 2,687,276 Units. In addition, 3,650,817 Units are held directly and indirectly through entities and trusts for the benefit of Mr. Raynor.

Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated February 12, 2010, as amended by Amendment No. 1 dated February 18, 2010, as amended by Amendment No. 2 dated February 24, 2010, as amended by Amendment No. 3 dated March 9, 2010, as amended by Amendment No. 4 dated March 11, 2010, as amended by Amendment No. 5 dated March 17, 2010, as amended by Amendment No. 6 dated April 6, 2010, as amended by Amendment No. 7 dated April 9, 2010, as amended by Amendment No. 8 dated April 28, 2010, as amended by Amendment No. 9 dated May 3, 2010, as amended by Amendment No. 10 dated May 5, 2010, as amended by Amendment No. 11 dated May 12, 2010, as amended by Amendment No. 12 dated June 9, 2010, as amended by Amendment No. 13 dated October 14, 2010, as amended by Amendment No. 14 dated December 8, 2010, as amended by Amendment No. 15 dated December 9, 2010, as amended by Amendment No. 16 dated January 13, 2011 (the "Schedule 13D"), relating to the Units Representing Limited Partner Interests of Cedar Fair, L.P.  Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding at the end thereof the following:

On February 8, 2011, the Reporting Persons sent the following letter to the Issuer's Board of Directors:

Dear Gentlemen:

It has come to our recent attention that there may have been a serious violation of the federal securities laws by this company in 2004. As such, we feel it necessary to inform the Board of this apparent wrongful conduct promptly.

After hearing Mr. Kinzel state publicly at the Special Meeting that unitholders do not have the right to nominate directors, we reviewed the original 2004 proxy statement (issued to all unitholders as background information for a vote to completely amend and restate the partnership agreement) and found significant discrepancies.

In the 2004 proxy statement, the following statements were made:

  "The Board of Directors has decided that it is desirable to transition the Partnership's governance structure to a system where the unitholders will have a meaningful opportunity to participate in the governance of the limited partnership."

  "The Board of Directors determined that the current procedure for electing the Board was no longer appropriate for the Partnership and should be changed to more closely resemble the governance approach of other successful publicly held companies."

Any reasonable person reading these and the many similar comments in the 2004 proxy (a total of 17 similar statements were made by our count) would conclude that the Board was promising unitholders an increased say in the governance of the company and that the right to elect the Board of Directors was something to be valued - after all, the company spent pages and pages of the proxy statement bragging about how "meaningful" this right was that they were now bestowing upon unitholders.

However, one incredibly important fact was left out, and should it be discovered that it was intentionally left out, there may be a case for securities fraud here. The missing ingredient was the fact that the governance restructuring was designed to preclude unitholders from nominating directors. And the only reference you make to this point is to say one time in the entire document that "currently no procedure exists for unitholders to nominate directors," which implies that while there is currently no procedure in place, there will be shortly - not that there never will be.

Why is this so important? Because without the right to nominate, the right to elect in a plurality voting system (as opposed to a majority voting system) means nothing, and all the bragging about better governance and its benefits for the unitholders becomes misleading. For example, if the Board were to hypothetically nominate Bernie Madoff for an open slot, there could be no competing candidates offered to unitholders to oppose him.

Now suppose every single unitholder withholds its votes for Mr. Madoff as one would suspect they might. That means that 55 million units do not want Mr. Madoff elected to this company's Board. However, all it takes is one single vote. Just one vote!!! As long as one single unit casts its vote for Mr. Madoff (presumably cast by management since they nominated Mr. Madoff in the first place and they own a few shares), then Mr. Madoff would be elected to this Board. Unitholders would be powerless to stop this.

The key is that unitholders can only withhold their 55 million votes. They cannot vote for someone they actually like - precisely because they are prevented from nominating candidates. Does this sound as though it is consistent with the best practices of other successful publicly held companies as the company boasted in its proxy statement to unitholders? Having board members elected by plurality can only be good governance if the unitholders also have the ability to nominate competing candidates.

It is one thing to practice bad corporate governance by withholding the right to nominate directors. Up until this point, this has been the issue we have been vocal about. However, it is a completely different ballgame to neglect to mention this all-important detail while simultaneously representing to unitholders in a public proxy statement that if they vote for your plan they will actually be gaining some sort of rights and improving their ability to influence the governance of their company when in fact they gain absolutely nothing of value. The first action is merely reprehensible. The second action could possibly border on fraud, depending on the intent of those involved.

Given the possible ramifications if fraud were involved in misleading unitholders in the 2004 proxy statement by those members of the Board at the time, and given any possible civil, derivative or criminal actions that might arise from such potential fraud, we feel it is necessary for the protection of Cedar Fair unitholders and employees that the Board establish a special committee of independent directors to examine the actions taken by the Board and the ensuing disclosure in 2004. This special committee should retain independent legal counsel to assist it. Should wrongdoing be confirmed, we would expect the company to take prompt corrective measures, including the possible resignations of board members involved in approving the disclosures and disciplining members of management responsible.

The directors on the Board at the time these actions were taken include Richard Kinzel, Richard Ferreira, David Paradeau, Michael Kwiatkowski, and Steven Tishman.

It saddens us to have to bring to your attention such serious charges. However, given the potential enormity of harm to the company and its unitholders, prompt remedial action is necessary.

Sincerely yours,

Q Funding III and Q4 Funding

THE PARTICIPANTS IN ANY POTENTIAL SOLICITATION OF PROXIES RELATING HERETO ARE THE SAME AS THE PARTICIPANTS IDENTIFIED IN THE PRELIMINARY PROXY STATEMENT FILED BY Q INVESTMENTS WITH RESPECT TO CEDAR FAIR, L.P. ON FEBRUARY 3, 2011 (THE "PRELIMINARY PROXY STATEMENT"). ACCORDINGLY, UNITHOLDERS MAY OBTAIN ADDITIONAL INFORMATION REGARDING SUCH PARTICIPANTS AND THEIR INTERESTS FROM THE PRELIMINARY PROXY STATEMENT. UNITHOLDERS MAY OBTAIN A COPY OF THE PRELIMINARY PROXY STATEMENT AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

UNITHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY Q INVESTMENTS FROM THE UNITHOLDERS OF CEDAR FAIR, L.P. AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. AFTER THEY ARE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, UNITHOLDERS MAY OBTAIN A COPY OF THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS AT NO CHARGE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

       Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED: February 8, 2011

Q FUNDING III, L.P. By: Prufrock Onshore, L.P., its general partner By: J Alfred Onshore, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

Q4 FUNDING, L.P. By: Star Spangled Sprockets, L.P., its general partner By: Excalibur Domestic, LLC, its general partner By: /s/ Brandon Teague Brandon Teague, Director of Trading

GEOFFREY RAYNOR By: /s/ Brandon Teague Brandon Teague, as Attorney-in-Fact for Geoffrey Raynor